Exhibit 99.1

THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular, you should consult your stockbroker, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your Shares in PetroChina Company Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, stockbroker, licensed securities dealer or other agent through whom the sale was effected for delivery to the purchaser.

Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

GENERAL MANDATE TO ISSUE SHARES

GENERAL MANDATE TO ISSUE BONDS

AND

NOTICE OF ANNUAL GENERAL MEETING

IMPORTANT NOTICE: PLEASE NOTE THAT THE SOLE PURPOSE OF DISTRIBUTING THIS CIRCULAR IS TO PROVIDE THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED WITH INFORMATION REGARDING SHARE ISSUE MANDATE AND BOND ISSUE MANDATE, SO THAT THE SHAREHOLDERS OF PETROCHINA COMPANY LIMITED MAY MAKE AN INFORMED DECISION ON VOTING IN RESPECT OF THE RESOLUTIONS TO BE PROPOSED AT THE ANNUAL GENERAL MEETING.

A notice convening the annual general meeting to be held at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC on 8 June 2017 at 9 a.m. is set out on pages 7 to 12 of this circular. A form of proxy for use in connection with the AGM is enclosed herewith. Whether or not you are able to attend the AGM, please complete and return the proxy form accompanying this circular in accordance with the instructions printed thereon, as soon as possible and in any event not less than 24 hours before the time appointed for the holding of the AGM. Completion and return of the proxy form will not preclude you from attending and voting in person at the meeting or any adjourned meeting should you so wish.

20 April 2017

– i –

DEFINITIONS

In this circular, unless the context requires otherwise, the following expressions have the following meanings:

“ADS(s)”	the American Depository Share(s) issued by the Bank of New York as the depository bank and listed on the New York Stock Exchange, with the ADS representing 100 H Shares

“AGM”	the annual general meeting of the Company to be held at 9 a.m. on 8 June 2017 at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC

“AGM Notice”	the notice of the AGM as set out on pages 7 to 12 of this circular

“Articles of Association”	the articles of association of the Company

“A Share(s)”	the domestic shares issued by the Company to domestic investors and denominated in Renminbi

“Board”	the board of Directors of the Company

“Company” or “the Company”	PetroChina Company Limited , a joint stock company limited by shares incorporated in the PRC on 5 November 1999 under the PRC Company Law, the H Shares of which are listed on the Stock Exchange with ADSs listed on the New York Stock Exchange and the A Shares of which are listed on the Shanghai Stock Exchange

“Director(s)”	the director(s) of the Company

“Group”	the Company and its subsidiaries

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“H Share(s)”	the overseas-listed foreign share(s) in the Company’s share capital, with a nominal value of RMB1.00 each, which are listed on the Stock Exchange and subscribed for in Hong Kong dollars, and which include the H Share(s) and the underlying ADS(s)

DEFINITIONS

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“PRC”	the People’s Republic of China excluding, for the purpose of this circular, Hong Kong, the Macau Special Administrative Region and Taiwan

“RMB”	Renminbi yuan, the lawful currency of the PRC

“Share(s)”	shares of the Company, including the A Share(s) and the H Share(s)

“Shareholder(s)”	holder(s) of Shares of the Company

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“Supervisor(s)”	the supervisor(s) of the Company

LETTER FROM THE BOARD

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

Board of Directors:	Legal Address:
Wang Yilin (Chairman)	World Tower
Zhang Jianhua (Vice Chairman)	16 Andelu
Wang Dongjin (Vice Chairman)	Dongcheng District
Xu Wenrong	Beijing 100011
Yu Baocai	PRC
Shen Diancheng
Liu Yuezhen	Office Address:
Liu Hongbin	9 Dongzhimen North Street
Zhao Zhengzhang	Dongcheng District
Chen Zhiwu*	Beijing 100007
Richard H. Matzke*	PRC
Lin Boqiang*
Zhang Biyi*

*	Independent non-executive Directors

20 April 2017

To the Shareholders

Dear Sirs,

GENERAL MANDATE TO ISSUE SHARES

GENERAL MANDATE TO ISSUE BONDS

AND

NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

The purpose of this circular is to provide you with information regarding the Share Issue Mandate (as defined below) and the Bond Issue Mandate (as defined below) in order to allow you to make an informed decision on voting in respect of the resolutions to be proposed at the AGM.

LETTER FROM THE BOARD

GENERAL MANDATE TO ISSUE SHARES

At the annual general meeting of the Company held on 25 May 2016, a general mandate was given to the Board to issue Shares. The general mandate will lapse at the conclusion of the AGM unless renewed. Accordingly, in order to ensure flexibility and to give discretion to the Board in the event that it becomes desirable to issue any Shares, a special resolution will be proposed at the AGM to renew the unconditional general mandate to the Board that during the period as permitted under the general mandate and in accordance with the status quo of the market, to issue and deal with domestic shares (A Shares) and/or overseas listed foreign shares (H Shares) of the Company of not more than 20% of each of the existing domestic shares (A Shares) or overseas listed foreign shares (H Shares) of the Company in issue as at the date of the relevant resolution to be proposed and passed at the AGM, to make any proposals, enter into any agreements or grant any share options or conversion rights with this regard and to determine the terms and conditions of the issue (the “Share Issue Mandate”). The Company did not obtain any other special mandate to issue new Shares in the past 12 months. The Company shall obtain the approval of the China Securities Regulatory Commission for any issue of new Shares under the Share Issue Mandate.

The Company is not required to convene a general meeting of the Shareholders or class meetings of the Shareholders in respect of any issue of overseas listed foreign shares (H Shares) under the Share Issue Mandate, and is not required to convene class meetings of the Shareholders in respect of any issue of domestic shares (A Shares) under the Share Issue Mandate. However, notwithstanding the Board has been given the Share Issue Mandate, the Company will be required to convene a general meeting of the Shareholders to seek Shareholders’ approval for the issuance of domestic shares (A Shares) if such approval is required pursuant to the relevant PRC laws and regulations.

GENERAL MANDATE TO ISSUE BONDS

In order to satisfy operational and production needs, adjust debt structure, increase liquidity and reduce financing costs of the Company, and in order to ensure flexibility and to give discretion to the Board in the event that it becomes desirable to issue any debt financing instruments, a special resolution will be proposed at the AGM to grant an unconditional general mandate to the Board that during the period as permitted under the general mandate, to separately or concurrently, issue one or several types of debt financing instrument.

The Board proposes to the Shareholders to generally and unconditionally authorise the Board at the AGM, to determine and deal with the issuance of debt financing instruments denominated in Renminbi or other foreign currency, including but not limited to corporate bonds, short-term financing bonds, super and short-term financing bonds, medium-term notes, enterprise bonds, asset securitisation products and asset-backed securities, with outstanding balance of not more than RMB100 billion (or if issued in foreign currency, equivalent to the middle exchange rate announced by the People’s Bank of China on the date of issue) and a maturity period of not more than 30 years, either under a single category with fixed term or a portfolio with different maturities (the “Bond Issue Mandate”). The Board and/or its authorised representatives is authorised to determine the specific terms and amount of the debt financing instruments with different maturities, depending on the regulatory requirements and market conditions. The debt financing instruments can be issued to the Shareholders by placing and the specific arrangement (including whether or not to make placing, the proportion of the placing and etc.) shall be determined by the Board and/or its authorised representatives based on the market conditions and terms of the issue. The proceeds of any issuance of the debt instruments under the Bond Issue Mandate are expected to be applied to satisfy the operational and production needs, adjust debt structure, increase liquidity of the Company and/or finance the capital expenditure on project investments, and the specific use of proceeds shall be determined by the Board based on the fund needs of the Company.

LETTER FROM THE BOARD

The period of the Bond Issue Mandate starts from the passing of the special resolution at the AGM until the conclusion of the 2018 annual general meeting of the Company. If the Board and/or its authorised representative has determined to issue debt financing instruments within the period of the Bond Issue Mandate and the Company obtains approvals, permission or registration from relevant regulatory authorities within the same period, the Company then is allowed to complete the issuance within the period confirmed by such approvals, permission or registration.

ANNUAL GENERAL MEETING

The AGM will be held at 9 a.m. on 8 June 2017 at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC to approve, among other things, the proposed Share Issue Mandate and the proposed Bond Issue Mandate by way of special resolutions. A form of proxy and the reply slip for use at the AGM are enclosed with this circular.

The AGM Notice is set out on pages 7 to 12 of this circular.

Whether or not you are able to attend the AGM, please complete the form of proxy and return the same in accordance with the instructions printed thereon. To be valid, for holders of A Shares, the form of proxy, together with the notarised power of attorney or other document of authorisation (if any), must be delivered to the Secretariat of the Board of Directors of the Company at Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, PRC (Postal code: 100007) not less than 24 hours before the time appointed for the AGM. In order to be valid, for holders of H Shares, the above documents must be delivered to Hong Kong Registrars Limited, 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong within the same period.

Holders of H Shares whose names appear on the register of members of the Company before the close of business day on 8 May 2017 (Monday) are entitled to attend the AGM. The register of members of H Shares of the Company will be closed from 8 May 2017 to 8 June 2017 (both days inclusive), during which period no share transfer of H Shares will be registered.

LETTER FROM THE BOARD

The Articles of Association provide that Shareholders who intend to attend the AGM shall lodge a written reply to the Company 20 days before the date of the AGM (the “Reply Date”). In case the written replies received by the Company from the Shareholders indicating their intention to attend the AGM represent no more than one half of the total number of voting shares, the Company shall within five days from the Reply Date inform the Shareholders of the proposed matters for consideration at the AGM and the date and venue of the AGM by way of announcement again. The AGM may be convened after the publication of such announcement.

You are urged to complete and return the form of proxy and reply slip whether or not you intend to attend the AGM. Completion and return of the form of proxy will not preclude you from attending and voting at the AGM (or any subsequent meetings following the adjournments thereof) should you wish to do so.

RECOMMENDATIONS

The Directors believe the Share Issue Mandate and the Bond Issue Mandate are in the best interests of the Company as well as its Shareholders. Accordingly, the Directors recommend that all Shareholders to vote in favour of the relevant resolutions set out in the AGM Notice.

VOTES TO BE TAKEN BY POLL

In accordance with the Listing Rules, any votes of Shareholders at the AGM will be taken by poll.

Yours faithfully,
By order of the Board
PetroChina Company Limited
Wang Yilin
Chairman

NOTICE OF ANNUAL GENERAL MEETING

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

NOTICE OF ANNUAL GENERAL MEETING FOR THE YEAR 2016

NOTICE IS HEREBY GIVEN that an annual general meeting of PetroChina Company Limited (the “Company”) for the year 2016 will be held at 9 a.m. on 8 June 2017 at Beijing Oriental Bay International Hotel, 26 Anwai Xibinhe Road, Dongcheng District, Beijing, the PRC to consider, approve and authorise the following matters:

ORDINARY RESOLUTIONS

To consider and, if thought fit, to pass the following as ordinary resolutions:

1.	To consider and approve the Report of the Board of Directors of the Company for the year 2016;

2.	To consider and approve the Report of the Supervisory Committee of the Company for the year 2016;

3.	To consider and approve the Audited Financial Statements of the Company for the year 2016;

4.	To consider and approve the declaration and payment of the final dividends for the year ended 31 December 2016 in the amount and in the manner recommended by the Board of Directors;

5.	To consider and approve the authorisation of the Board of Directors to determine the distribution of interim dividends for the year 2017;

6.	To consider and approve the appointment of KPMG Huazhen and KPMG as the domestic and international auditors of the Company, respectively, for the year 2017 and to authorise the Board of Directors to determine their remuneration;

NOTICE OF ANNUAL GENERAL MEETING

SPECIAL RESOLUTIONS

7.	To consider and, if thought fit, to pass the following as special resolutions:

“THAT:

(a)	Subject to paragraph (b) below, relevant laws and regulations, the regulatory rules of the places where the Company is listed and the Articles of Association of the Company, the Board of Directors be and is hereby granted an unconditional general mandate to separately or concurrently issue additional domestic shares (A Shares) and/or overseas listed foreign shares (H Shares) of the Company in accordance with the status quo of the market during the relevant period, including to decide on the class and number of Shares to be issued; the pricing mechanism and/or the issue price (or the range of issue price); the opening and closing date and time of such issue; the class and number of Shares to be issued to existing shareholders of the Company; and/or to make any proposals, enter into any agreements or grant any share options or conversion rights which may involve the exercise of the power mentioned above.

(b)	The number of the domestic shares (A Shares) and overseas listed foreign shares (H Shares) issued and allotted (whether or not by way of the exercise of share options, conversion rights or by any other means) in accordance with the general mandate in paragraph (a) above shall not exceed 20% of each of existing domestic shares (A Shares) and overseas listed foreign shares (H Shares) of the Company in issue as at the date of passing of this resolution at this annual general meeting.

(c)	The Board of Directors may make any proposals, enter into any agreements or grant any share options or conversion rights which require or may require the exercise, after the expiry of the relevant period of this mandate, of the power mentioned above.

(d)	For the purposes of this resolution, the relevant period of this mandate means the period from the passing of this resolution at the 2016 annual general meeting until the earliest of: (i) the conclusion of the next annual general meeting of the Company; (ii) the expiration of the 12-month period following the passing of this resolution at the 2016 annual general meeting; and (iii) the date on which the mandate set out in this resolution is revoked or varied by a special resolution of the shareholders of the Company at a general meeting.

NOTICE OF ANNUAL GENERAL MEETING

(e)	The Board of Directors be and is hereby authorised to increase the registered share capital and make such amendments to the Articles of Association of the Company in due course as it thinks fit so as to reflect the new capital structure and the new registered share capital of the Company by reference to the manner of the issuance, class and number of shares of the Company issued, as well as the actual status of the capital structure of the Company after completion of such issuance.

(f)	The Board of Directors be and is hereby authorised to execute and do or procure to be executed and done, all such things as it may consider necessary in connection with the issue of such shares under the general mandate so long as the same does not contravene laws, regulations, regulatory rules of the places where the Company is listed, or the Articles of Association of the Company.

(g)	In order to facilitate executing the general mandate in accordance with the paragraphs above in a timely manner, the Board of Directors be and is hereby authorised to establish a special committee of the Board of Directors comprising Mr. Wang Yilin, Mr. Wang Dongjin and Mr. Liu Yuezhen and to authorise such committee on the passing of sub-paragraphs (a) to (f) above at this annual general meeting and within the relevant period of this mandate:

(i)	depending on the actual market conditions, to determine the method of issuance, the target for issuance as well as the amount and proportion of issuance, pricing method and/or price of issuance (including price range), the start and end time, the listing time, use of proceeds and other matters;

(ii)	to engage professional agencies and sign relevant engagement agreements;

(iii)	to sign the underwriting agreement, sponsors agreement, listing agreement and all other documents as considered necessary for executing the general mandate on behalf of the Company;

(iv)	to handle the registration of change in registered share capital and shareholders on a timely basis according to the manner of issuance, type and amount of the shares issued and the actual situation of the capital structure of the Company after completion of such issuance;

(v)	to apply for approval, registration, filing and other procedures in connection with the issuance and listing of such shares with the relevant authorities on behalf of the Company;

(vi)	to determine and pay the listing fee and application fee;

(vii)	to amend the Articles of Association of the Company and make necessary registration and filing according to the manner of issuance, type and number of the shares issued and the actual situation of the capital structure of the Company after completion of such issuance; and

(viii)	to deal with all other procedures and issues as the special committee of the Board of Directors may consider necessary in connection with the issue of shares under the general mandate. The resolution of such special committee of the Board of Directors shall be approved by at least 2 members of the committee.

(h)	The Board of Directors and the special committee of the Board of Directors will only exercise its respective power under such mandate in accordance with the Company Law of the PRC, the Securities Law of the PRC, or the listing rules of the stock exchanges on which the shares of the Company are listed (as amended from time to time) and only if all necessary approvals from the China Securities Regulatory Commission and/or other relevant PRC government authorities are obtained and the special committee of the Board of Directors will only exercise its power under such mandate in accordance with the power granted by the shareholders to the Board of Directors at the annual general meeting.”

NOTICE OF ANNUAL GENERAL MEETING

8.	To consider and, if thought fit, to pass the following as special resolutions:

“THAT:

(a)	The Board of Directors be and is hereby granted an unconditional general mandate to determine and deal with the issue of debt financing instruments of the Company in outstanding balance amount of up to RMB100 billion (or if issued in foreign currency, equivalent to the middle exchange rate announced by the People’s Bank of China on the date of issue), upon such terms and conditions to be determined by the Board of Directors.

(b)	The Board of Directors be and is hereby authorised to determine and approve the category, specific types, specific terms, conditions and other matters in respect of the issue of such instruments, including but not limited to the issue size, actual amount, currency, issue prices, coupon rates or methods of determining the coupon rates, venue of issuance, timing of issuance, term of issuance, whether to issue in tranches and the number of tranches, whether any terms for repurchase and redemption will be in place, rating arrangements, guarantee, schedule of repayment of the principal and the interests, specific arrangements in relation to use of proceeds as approved by the shareholders’ general meeting, specific placing arrangements and underwriting arrangements.

(c)	The Board of Directors be and is hereby authorised to take actions and steps as it may consider necessary or supplementary in connection with the issue of such debt financing instruments (including but not limited to engaging professional agencies, handling issues on approval, registration, filing and other procedures in connection with the issue from the relevant authorities on behalf of the Company, signing all necessary legal documents for the issue, appointing the bond trustee in connection with the issue, determining the rules for meetings of the bond holders and handling relevant issues on issue and trading activities).

NOTICE OF ANNUAL GENERAL MEETING

(d)	Where the Board of Directors has already taken actions and steps with respect to the issue of such debt financing instruments, such actions and steps be and are hereby approved, confirmed and ratified.

(e)	The Board of Directors be and is hereby authorised to make corresponding changes to the plan of such issuance based on opinions of the regulatory authorities or the market conditions by then in accordance with the authorisation granted at the shareholders’ general meeting when there is any change on the policies which affects the issue of such instruments or when there are changes on the market conditions, save for issues which are subject to further approval at shareholders’ general meeting as required by the relevant laws, regulations and the Articles of Association.

(f)	The Board of Directors be and is hereby authorised to determine and deal with relevant issues in connection with the listing of such debt financing instruments after the issue of such debt financing instruments.

(g)	In the event the Company issues such instrument and would expect to fail to pay the principal or coupon interests of such instrument on schedule, or fail to pay the principal and coupon interests on the due date during the subsistence of such instrument, the Board of Directors shall be authorised to determine not to distribute dividends to the shareholders of the Company as protection measures for repayment of debts as required under the relevant laws and regulations.

(h)	In order to facilitate the issuance of debt financing instruments in accordance with this resolution in a timely manner, the Board of Directors be and is hereby authorised to further authorise the Chief Financial Officer of the Company to exercise all such power granted to the Board of Directors by reference to the specific needs of the Company and other market conditions, subject to the approval and authorisation of sub-paragraphs (a) to (g) of this resolution at the annual general meeting.

(i)	The period of the issuance of debt financing instruments commences from the passing of the mandate at the this annual general meeting and ends on the 2018 annual general meeting of the Company.

(j)	For the purpose of information disclosure, the Secretary to the Board of the Company is authorised to approve, sign and distribute relevant announcements, notice of shareholders’ general meeting, circulars and other documents pursuant to the applicable listing rules of the stock exchanges on which the shares of the Company are listed.”

By Order of the Board
PetroChina Company Limited
Wu Enlai
Secretary to the Board

20 April 2017

NOTICE OF ANNUAL GENERAL MEETING

Notes:

1.	Important: You should first review the annual report of the Company for the year 2016 before appointing a proxy. The annual report for the year 2016 is expected to be dispatched to Shareholders on or before 30 April 2017 to the addresses as shown in the register of members of the Company. The annual report for the year 2016 will include the Report of the Directors for the year 2016, the Report of the Supervisory Committee for the year 2016 and the Audited Financial Statements for the year 2016 for review by the shareholders of the Company (the “Shareholders”).

2.	The register of members of H Shares of the Company will be closed from Monday, 8 May 2017 to Thursday, 8 June 2017 (both days inclusive), during which time no share transfers of H Shares will be effected. In order to qualify for attending and voting at the annual general meeting of the Company, holders of H shares must lodge all transfer documents together with the relevant share certificates at Hong Kong Registrars Limited, at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong for registration at or before 4:30 p.m. on 5 May 2017. Holders of the Company’s H Shares whose names appear on the register of members of the Company before the close of business day on Monday, 8 May 2017 are entitled to attend and vote in respect of all resolutions to be proposed at the annual general meeting.

The address of the share registrar of the Company’s H Shares is:

Hong Kong Registrars Limited

Shops 1712-1716,

17/F Hopewell Centre,

183 Queen’s Road East,

Wanchai,

Hong Kong

3.	Each Shareholder entitled to attend and vote at the annual general meeting may appoint one or more proxies to attend and vote on his behalf at this annual general meeting. A proxy need not be a Shareholder. Each Shareholder who wishes to appoint one or more proxies should first review the annual report of the Company for the year 2016, which is expected to be dispatched to the Shareholders on or before 30 April 2017.

4.	A proxy of a Shareholder who has appointed more than one proxy may only vote on a poll.

5.	The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing, or if the appointer is a legal person, either under seal or under the hand of a director or a duly authorised attorney. If that instrument is signed by an attorney of the appointer, the power of attorney authorising that attorney to sign or other document of authorisation must be notarised. To be valid, for holders of A Shares, the notarised power of attorney or other document of authorisation, and the form of proxy must be delivered to the Secretariat of the Board of Directors of the Company (Address: Room 0610, Block C, 9 Dongzhimen North Street, Dongcheng District, Beijing, the PRC (Postal code: 100007)) not less than 24 hours before the time appointed for the holding of the annual general meeting. In order to be valid, for holders of H shares, the above documents must be delivered to Hong Kong Registrars Limited (Address: 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wanchai, Hong Kong) within the same period.

6.	Shareholders who intend to attend this annual general meeting in person or by proxy should return the reply slip accompanying each notice of annual general meeting to the Secretariat of the Board of Directors on or before Thursday, 18 May 2017 by hand, by post or by fax.

7.	This annual general meeting is expected to last for half a day. Shareholders (in person or by proxy) attending this annual general meeting are responsible for their own transportation and accommodation expenses.

8.	The address of the Secretariat of the Board of Directors is as follows:

Room 0610, Block C,

9 Dongzhimen North Street,

Dongcheng District, Beijing, the PRC

Postal code: 100007

Contact person: Wu Enlai

Tel: (8610) 5998 6223

Fax: (8610) 6209 9557

NOTICE OF ANNUAL GENERAL MEETING

9.	As at the date of this announcement, the Board of Directors comprises Mr. Wang Yilin as the Chairman; Mr. Zhang Jianhua as Vice Chairman and non-executive director; Mr. Wang Dongjin as Vice Chairman and executive director; Mr. Xu Wenrong, Mr. Yu Baocai, Mr. Shen Diancheng, Mr. Liu Yuezhen and Mr. Liu Hongbin as non-executive directors; Mr. Zhao Zhengzhang as executive director; and Mr. Chen Zhiwu, Mr. Richard H. Matzke, Mr. Lin Boqiang and Mr. Zhang Biyi as independent non-executive directors.